*A14 3/7/2003

03012885

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

UF 3-6-03

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SEC FILE NUMBER
8-44695

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: INVEX, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 4224
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana (214) 979-0333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

P... SED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BD 3/20

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of INVEX, Inc. (the "Company") as of December 31, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARISOL PINA
MY COMMISSION EXPIRES
February 28, 2004

Signature

President

Title

Notary Public

This report contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Consolidated Statements of Financial Condition
- ☑ (c) Consolidated Statements of Operations
- ☑ (d) Consolidated Statements of Cash Flows
- ☑ (e) Consolidated Statements of Shareholder's Equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3
- ☑ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing the material inadequacies found to exist or found to have existed since the date of the previous audit
- ☑ (o) Independent auditors' report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

INVEX, Inc. and Subsidiary

Consolidated Financial Statements and Supplemental Schedule
Years Ended December 31, 2002 and 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Deloitte & Touche LLP
JPMorgan Chase Tower
Suite 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of INVEX, Inc.:

We have audited the accompanying consolidated statement of financial condition of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. and subsidiary (the "Company") as of December 31, 2002 and the related consolidated statements of operations, shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of and for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of INVEX, Inc. and subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	**2002**	**2001**
CASH	$ 41,570	$ 60,210
DEPOSITS WITH CLEARING BROKER	193,764	191,360
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	16,591,456	18,394,957
SECURITIES OWNED—At market value	6,255,910	4,374,164
RECEIVABLES FROM OTHER BROKERS AND DEALERS	190,190	118,788
RECEIVABLE FROM CLEARING BROKER	149,806	278,761
DEFERRED TAX ASSET—Net	899,438	
INTEREST AND ACCOUNTS RECEIVABLE	22,847	13,434
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $193,482 and $186,059 in 2002 and 2001, respectively	107,396	102,576
OTHER ASSETS	27,932	38,347
TOTAL	$24,480,309	$23,572,597

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payables to customers	$16,525,384	$18,380,703
Other liabilities	496,986	227,789
Total liabilities	17,022,370	18,608,492
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Accumulated deficit	(2,542,061)	(5,035,895)
Total shareholder's equity	7,457,939	4,964,105
TOTAL	$24,480,309	$23,572,597

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$3,662,160	$2,726,382
Trading income—net		151,251
Interest income	265,078	212,562
Total revenues	3,927,238	3,090,195
EXPENSES:		
Trading losses—net	327,973	
Employee compensation and benefits	639,334	537,850
Subscriptions, dues and clearing fees	474,955	314,917
Communications	84,595	92,382
Professional fees	327,975	215,204
General and administrative	186,771	169,428
Interest expense	13,529	6,720
Occupancy and equipment rental	68,558	68,327
Total expenses	2,123,690	1,404,828
INCOME BEFORE PROVISION FOR INCOME TAXES	1,803,548	1,685,367
BENEFIT (PROVISION) FOR INCOME TAXES	690,286	(27,876)
NET INCOME	$2,493,834	$1,657,491

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—January 1, 2001	$ 1,000	$ 9,999,000	$ (6,693,386)	$ 3,306,614
Net income			1,657,491	1,657,491
BALANCE—December 31, 2001	1,000	9,999,000	(5,035,895)	4,964,105
Net income			2,493,834	2,493,834
BALANCE—December 31, 2002	$ 1,000	$ 9,999,000	$ (2,542,061)	$ 7,457,939

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,493,834	$ 1,657,491
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	31,450	34,107
Loss on sale of fixed assets	1,712	(2,429)
Deferred tax benefit	(899,438)	
(Increase) decrease in assets:		
Deposits with clearing broker	(2,404)	(7,696)
Securities purchased under agreements to resell	1,803,501	33,850,538
Securities owned, at market value	(1,881,746)	(4,274,403)
Receivables from other brokers and dealers	(71,402)	243,822
Receivable from clearing broker	128,955	2,446,263
Interest and accounts receivable	(9,413)	(9,431)
Other assets	10,415	(31,904)
Increase (decrease) in liabilities:		
Payables to customers	(1,855,319)	(33,857,449)
Other liabilities	269,197	(14,948)
Net cash provided by operating activities	19,342	33,961
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(56,695)	(41,343)
Proceeds from sales of furniture and equipment	18,713	
Net cash used in investing activities	(37,982)	(41,343)
NET DECREASE IN CASH	(18,640)	(7,382)
CASH—Beginning of year	60,210	67,592
CASH—End of year	$ 41,570	$ 60,210
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:		
Interest	$ 13,529	$ 6,720
Income taxes	$ -	$ 30,700

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992 and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the National Association of Securities Dealers, Inc. The Parent's business activities include underwriting and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Grupo Financiero, S.A. de C.V. (the "Group").

INVEX is an NASD-registered securities broker-dealer offering brokerage services for the Mexican clients of its Parent, as well as executing proprietary trading for the firm. The majority of the Company's revenue relates to commissions and markups attributable to customer transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of INVEX and its wholly owned subsidiary, INVEX USA, (collectively, the "Company"), after the elimination of all intercompany balances and transactions.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including commercial paper and money market funds) with maturities of three months or less to be cash equivalents.

Securities Transactions - Securities transactions, commission income and related expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are stated at quoted market values with unrealized gains and losses reflected in trading income, net on the accompanying consolidated statements of operations. Commissions consist primarily of markups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions and are carried at the amounts at which the securities could have been subsequently resold, as of December 31, 2002 and 2001, as specified in the respective agreements plus accrued interest. As of December 31, 2002 and 2001, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent overnight transactions.

Securities inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note 3). Changes in fair value of securities owned are recorded in the consolidated statement of operations as trading income or losses.

Furniture and Equipment—Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes—Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. SECURITIES INVENTORY

The components of securities inventory at December 31, 2002 and 2001 are as follows:

	2002	2001
Domestic—U.S. Treasury securities	$4,845,910	$4,098,243
Foreign—debt instruments	1,410,000	275,921
	$6,255,910	$4,374,164

4. RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, as amended, filed with the SEC for the year ended December 31, 2002 is as follows:

	Part IIA of Form X-17A-5	Reclassi-fications	Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets:					
Cash	$ 41,371	$ -	$ 199	$ -	$ 41,570
Deposits with clearing broker		193,764			193,764
Securities purchased under agreements to resell			(1)	16,591,457	16,591,456
Securities owned—at market value	6,165,682	(189,775)		280,003	6,255,910
Receivables from other brokers and dealers	333,011	(162,745)		19,924	190,190
Receivable from clearing broker	3,989	145,817			149,806
Deferred tax asset—net			899,438		899,438
Interest and accounts receivable	6,675	12,939		3,233	22,847
Furniture and equipment—net of accumulated depreciation	107,397		(1)		107,396
Investment in subsidiaries	334,231		(6,000)	(328,231)	
Other assets	28,096		(164)		27,932
Total	$7,020,452	$ -	$893,471	$16,566,386	$24,480,309
Liabilities:					
Payables to customers	$ -	$ -	$ -	$16,525,384	$16,525,384
Payables to brokers or dealers	68		(68)		-
Other liabilities	252,766		203,220	41,000	496,986
Total liabilities	252,834	-	203,152	16,566,384	17,022,370
Shareholder's equity	6,767,618		690,321		7,457,939
Total	$7,020,452	$ -	$893,473	$16,566,384	$24,480,309

5. TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to items such as the timing of recognition of securities market value differences.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2002 is primarily due to the change in the valuation allowance.

As of December 31, 2002, the Company had a net operating loss carryforward for federal income tax purposes of approximately $1,556,151. In its consolidated return, the Company can utilize the net operating loss carryforward to offset future consolidated taxable income. If not used, the net operating loss carryforward expires in 2020. The Company also has a capital loss carryforward of approximately $1,563,886, which can be used to offset future capital gains and expires in 2005. In addition, the Company has an Alternative Minimum Tax Credit that may be carried forward indefinitely as a future

credit against regular tax liabilities. A valuation allowance for a portion of the benefit related to the capital loss carryforward has been established because management believes it is more likely than not that a portion of the asset will not be realized. Management decreased the valuation allowance in 2002 due to changes in factors (such as a history of operating income) surrounding its assessment of the realizability of the deferred tax asset.

The following is a summary of the Company's provision for income taxes for the years ended December 31, 2002 and 2001:

	2002	2001
Current tax provision:		
Federal	$ 631,442	$ 581,051
Net operating loss utilization	(562,660)	(533,681)
Capital loss carryforward	(53,782)	(47,370)
Alternative minimum tax	189,680	23,404
State	4,472	4,472
	209,152	27,876
Deferred tax provision (benefit):		
Change in realizability of tax carryforwards	(1,335,208)	
Deferred tax provisions	435,770	
	(899,438)	-
(Benefit) provision for income taxes	$ (690,286)	$ 27,876

The following is a summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2002 and 2001:

	2002	2001
Deferred taxes:		
Assets:		
Net operating loss carryforward	$ 529,091	$ 1,081,840
Capital loss carryforward	531,721	591,914
Alternative minimum tax credit carryforward	199,935	33,659
Depreciation	10,896	
Net deferred tax asset before valuation allowance	1,271,643	1,707,413
Valuation allowance	(372,205)	(1,707,413)
Net deferred tax asset	$ 899,438	$ -

Valuation allowance at December 31, 2001	$ 1,707,413
Change in realization of tax carryforwards	(1,335,208)
Valuation allowance at December 31, 2002	$ 372,205

6. TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2002 and 2001. At December 31, 2002 and 2001, the Company had net capital as defined by Rule 15c3-1(f) of $5,434,867 and $4,555,247, respectively, which was $5,184,867 and $4,305,247 in excess of the required minimum net capital, respectively.

8. COMMITMENTS

The Company entered into a lease for office space during 1994. The lease expires on September 30, 2004 and provides for minimum annual rentals, which are subject to escalation clauses for operating costs and real estate taxes. The future minimum lease payments for the Company are as follows:

2003	$ 77,220
2004	57,915
Total	$ 135,135

Rent expense amounted to $49,448 and $51,847, net of sublease income of approximately $26,000 and $26,000, for the years ended December 31, 2002 and 2001, respectively.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

10. RELATED PARTY TRANSACTIONS

The Company paid an annual fee totaling $50,000 to the Parent during 2002 for use of the name "INVEX." This fee is included in professional fees in the accompanying consolidated statement of operations.

The Company entered into an agreement in July 2002 with the Parent which states that the Parent will provide services to the Company relating to software and technology maintenance. The cost of service for the period from July 2002 through June 2003 totaled approximately $36,000, of which $17,000 is included in professional fees in the accompanying consolidated statement of operations, and $19,000 has been prepaid and is included in other assets in the accompanying consolidated statement of financial condition. In addition, the Company paid $36,000 to the Parent for development of a trading software system. This fee is included in professional fees in the accompanying consolidated statement of financial condition.

The Company has approximately $6,700 of receivables at December 31, 2002 from employees related to personal expenses on the employees' corporate charge cards. Such amounts are included in interest and accounts receivable in the accompanying consolidated statement of financial condition.

* * * * * *

INVEX, INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

NET CAPITAL—Total stockholder's equity from statement of financial condition	$7,457,939
DEDUCT—Nonallowable assets:	
Deferred tax asset	899,438
Interest and accounts receivable	6,675
Investments in and receivables from subsidiary	334,231
Furniture and equipment	107,397
Other assets	28,096
Total nonallowable assets	1,375,837
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	6,082,102
DEDUCT—Haircuts on securities:	
Debt securities	626,500
Other securities	20,735
Total haircuts on securities	647,235
NET CAPITAL	$5,434,867
CAPITAL REQUIREMENT—Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000	$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	5,184,867
NET CAPITAL AS ABOVE	$5,434,867

The following is a reconciliation of the Company's computation (included in Part II of the unaudited FOCUS Report as of December 31) of net capital:

Net capital as reported in the Company's (unaudited) FOCUS Report Part II	$5,644,019
Audit adjustment to record federal income taxes payable	(209,152)
Net capital per above	$5,434,867

Deloitte & Touche LLP
JPMorgan Chase Tower
Suite 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

February 14, 2003

INVEX, Inc.
1601 Elm Street, Suite 4224
Dallas, Texas 75201

In planning and performing our audit of the consolidated financial statements of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. and subsidiary for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP